Exhibit 3.1

AMENDMENTS TO WISCONSIN ENERGY CORPORATION'S BYLAWS

Sections 2.03 and 2.05 of Wisconsin Energy Corporation's Bylaws are hereby amended, effective at the time of the 2005 Annual Meeting of Stockholders, as follows:

          2.03. Election and Tenure. Unless action is taken without a meeting under these Bylaws, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a stockholders meeting at which a quorum is present. Each director shall hold office until the next annual meeting of stockholders and until such director's successor has been elected, or until such director's prior death, resignation or removal. A director may resign at any time by filing a written resignation with the Corporate Secretary of the corporation.

          2.05. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the stockholders or the Board of Directors. If the directors remaining in office constitute fewer than a quorum of the Board, the directors may fill a vacancy by the affirmative vote of a majority of all directors remaining in office. The director filling the vacancy shall serve until the next annual meeting of stockholders.